Exhibit (j)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Amendment No. 71 to Registration Statement No. 811-04861 of the Investment Company Act of 1940 on Form N-1A of our annual report dated February 25, 2010 and our semi-annual report dated August 18, 2010, relating to the financial statements and financial highlights of Fidelity Garrison Street Trust, including VIP Investment Grade Central Fund, appearing in the Forms N-CSR of Fidelity Garrison Street Trust for the year ended December 31, 2009 and for the six-month period ended June 30, 2010, respectively, and to the reference to us under the heading "Independent Registered Public Accounting Firm" in the Statement of Additional Information, which is a part of such Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

February 7, 2011